

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mr. Marco A. Martinez
MYR Group Inc.
Three Continental Towers
1701 Golf Road, Suite 3-1012
Rolling Meadows, IL

>   **Re: MYR Group Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 15, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 23, 2010**
>   **File No. 1-08325**

Dear Mr. Martinez:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   John Cash
>   Accounting Branch Chief